Mail Stop 3561

March 31, 2010

Via Fax & U.S. Mail

Mr. Anthony M. Sanfilippo
Chief Executive Officer
Multimedia Games Inc.
206 Wild Basin Road
Building B
Austin, Texas 78746

> **Re:** **Multimedia Games Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 0-28318**

Dear Mr. Sanfilippo:

We have reviewed your letter dated March 3, 2010 in response to our letter dated February 18, 2010, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property and Equipment and Leased Gaming Equipment, page 58

1. We note your response to previous comment number 6. We also note that you will revise your future filings to more accurately define the term "rental pool" and to more specifically define assets at customer sites as "rental pool-deployed" and those assets with the Company available for customer use as "rental pool-undeployed". In addition to the aforementioned revisions, please confirm that you will revise MD&A in future filings to disclose how you analyze these rental pool assets for impairment, including the nature and significant assumptions used in your analysis, and provide the amounts of rental pool assets recorded on the

balance sheet.

Property and Equipment and Leased Gaming Equipment, page 63

2. We note your response to previous comment number 7, and the fact that you will separately present such material charges on the face of the income statement in future filings. Please confirm that you will also disclose in the notes to the financial statements, the facts and circumstances leading up to material impairment charges and the method used for determining fair value.

Note 1. Summary of Significant Accounting Policies

Segment and Related Information, page 59

3. We note your response to previous comment number 15. As indicated in our previous comment, please expand your disclosure in future filings to indicate why you believe your different operating divisions meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). In addition, please revise your disclosure to explain in detail how your chief operating decision maker analyzes the Company's results for purposes of making decisions about resources to be allocated and for assessing performance and why the aggregated operations have "similar economic characteristics" as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). In your expanded disclosure, specifically indicate that financial information such as costs and expenses, operating income, net income and EBITDA, are not captured or analyzed for product lines or geographic areas, consistent with your response.

Form 10-Q for the quarter ended December 31, 2009

Note 8. Commitments and Contingencies, page 16

4. We note your response to previous comment number 16 and 17, and that you will revise future filings to expand your discussion of the Alabama market as information becomes available, and to include detail regarding the future impact on your business. Supplementally advise us and expand your disclosure to indicate, in the absence of further evidence, the reporting period in which you intend to determine whether an interim impairment analysis is warranted. Also, please revise your disclosure in future filings to discuss management's intentions on retrieving the equipment and how the results of the retrieval attempt will be included in any future impairment analyses'. Your revised disclosure should be similar in level of detail to your response to our prior comment 17.

You may contact Effie Simpson at (202) 551-3346, or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Adam D. Chibib, CFO
(512) 334-7695